Exhibit 99.1

Vimicro Announces Unaudited Second-Quarter 2013 Financial Results

BEIJING, China — July 30, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading image processing IC and surveillance solution provider, today announced unaudited financial results for the second quarter ended June 30, 2013.

Second-Quarter 2013 Results

Net revenue in the second quarter of 2013 was $11.1 million, as compared to net revenue of $19.5 million from continuing operations in the year-ago quarter and $7.9 million in the first quarter of 2013 (results for the second quarter of 2012 have been adjusted for continuing operations to reflect the divestiture of certain business lines). The 43.2% year-over-year revenue decrease was primarily due to lower sales of PC and notebook multimedia processors.  Revenues were below the Company’s guidance of $12 to $14 million due to a decline in orders from a major PC-manufacturer customer and delays in the recognition of revenue from one large surveillance contract.

Gross profit in the second quarter was $4.2 million, as compared with $7.1 million in the year-ago quarter and $1.6 million in the first quarter of 2013.  The gross margin in the second quarter was 37.5%, as compared with 36.5% in the year-ago quarter and 20.1% in the first quarter of 2013.

Operating expenses in the second quarter were $10.0 million, as compared to $8.0 million in the year-ago quarter.  Operating expenses increased year-over-year primarily due to higher research and development expense, which included a $1.7 million purchase of surveillance intellectual property in the second quarter of 2013.  The operating loss was $5.9 million in the quarter, as compared to a loss of $0.9 million in the year-ago quarter.

In the second quarter of 2013, non-GAAP net loss attributable to Vimicro International Corporation was $5.5 million, or approximately $0.19 per ADS on a diluted basis, as compared to a non-GAAP net income from continuing operations attributable to Vimicro of $1.1 million, or $0.04 per diluted ADS in the year-ago quarter. Non-GAAP net loss attributable to Vimicro International Corporation in second quarter of 2013 and the year-ago quarter excludes $0.1 and $1.1 million of non-cash, share-based compensation, respectively. GAAP net loss attributable to Vimicro in the second quarter was $5.7 million, or $0.20 per diluted ADS, as compared to a profit from continuing operations of approximately $30,000, or $0.00 per diluted ADS in the year-ago quarter.

As of June 30, 2013, the Company had cash and cash equivalents of approximately $31.9 million and restricted cash of $5.2 million, totaling $37.1 million. Total current assets were approximately $95.8 million, and Vimicro had working capital of approximately $66.2 million and $21.0 million of long-term bank loans and liabilities on its balance sheet, as of June 30, 2013.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “Revenues from sales of PC and notebook multimedia processors decreased sharply year-over year due to the ongoing softness of the global PC market and a decline in orders from a major PC-manufacturer customer. We were pleased to see growth in sales of surveillance products, and we are extremely pleased about the large order we received after the quarter’s end.  This order will make surveillance our largest business line and complete the transformation of the Company that we started two and a half years ago.  We look forward to receiving additional surveillance orders as we grow and expand geographically.”

Recent Events

On July 25, 2013, the Company announced that one of its key joint-ventures signed a large contract valued at approximately USD $20 million to provide SVAC-based surveillance products to a major Chinese city.

Business Outlook

For the third quarter of 2013, Vimicro expects revenues of $23 to $26 million, with strong growth in the surveillance segment.

Conference Call Information

The Company will host a conference call at 5:00 p.m. (U.S. Eastern Daylight Time) / 2:00 p.m. (U.S. Pacific Daylight Time) on Tuesday, July 30, 2013 / 5:00 a.m. (Beijing / Hong Kong time) on Wednesday, July 31, 2013 to discuss unaudited second-quarter 2013 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (800) 901-5241 or (617) 786-2963. The conference call ID number is 56041620.

If you are unable to participate in the call at this time, a replay will be available starting at 7:00 p.m. Eastern Daylight Time on Tuesday, July 30, 2013, through 11:59 a.m. Eastern Daylight Time on Tuesday, August 6, 2013. To access the replay, dial (888) 286-8010 or (617) 801-6888. The replay call ID number is 52500930.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://edge.media-server.com/m/p/5pjwda4w/lan/en. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from continuing operations, non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.1787 to $1.00 on June 28, 2013.

- financial tables follow -

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	June 30, 2013 (unaudited)	December 31, 2012 (audited)
Assets
Current assets:
Cash and cash equivalents	31,942	55,532
Restricted cash	5,188	2,593
Accounts and notes receivable, net of provision for doubtful accounts of $2,072 and $2,172 as of June 30, 2013 and December 31, 2012, respectively	23,792	24,564
Amounts due from related parties, net of provision for doubtful accounts of $1,821 and $1,749 as of June 30, 2013 and December 31, 2012, respectively	5,497	4,225
Inventories, net	13,218	11,362
Prepayments and other current assets, net of provision for doubtful accounts of $144 and $144 as of June 30, 2013 and December 31, 2012, respectively	5,696	4,809
Assets held for sale	10,014	—
Deferred tax assets	418	418
Total current assets	95,765	103,503
Investments in an equity investee	3,405	4,218
Investments in unconsolidated affiliates, at cost	2	2
Property, equipment and software, net	21,854	20,457
Land use rights	13,968	14,774
Deferred tax assets-noncurrent	169	169
Other assets	1,504	1,371
Total assets	136,667	144,494

Liabilities and equity
Current liabilities:
Accounts payable	6,309	7,281
Amounts due to related parties	2,080	2,184
Taxes payable	3,073	2,318
Advances from customers	198	222
Accrued expenses and other current liabilities	11,604	14,750
Deferred government grant	6,290	12,476
Total current liabilities	29,554	39,231
Deferred tax liabilities	23	23
Product warranty	566	466
Long-term bank loan	12,948	4,773
Other long-term liabilities	8,092	4,772
Total liabilities	51,183	49,265
Equity:
Ordinary shares ,$0.0001 par value, 500,000,000 shares authorized, 154,612,103 shares issued and 114,825,947 shares outstanding as of June 30, 2013 and 153,585,440 shares issued and 116,599,856 shares outstanding as of December 31, 2012, respectively	15	15
Additional paid-in capital	161,462	161,017
Treasury stock at cost, 39,786,156 shares as of June 30, 2013 and 36,985,584 shares as of December 31, 2012, respectively	(15,063)	(13,886)
Accumulated other comprehensive income	11,549	11,394
Accumulated deficit	(91,352)	(83,249)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	69,393	78,073
Noncontrolling interests	16,091	17,156
Total equity	85,484	95,229
Total liabilities and equity	136,667	144,494

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2013 Q2	2013 Q1	2012 Q2
	(unaudited)	(unaudited)	(unaudited)
Net revenue	11,091	7,854	19,513
Cost of revenue	(6,929)	(6,274)	(12,398)
Gross profit	4,162	1,580	7,115

Operating expenses:
Research and development, net	(4,004)	(1,182)	(2,842)
Selling and marketing	(2,661)	(2,011)	(2,158)
General and administrative	(3,349)	(2,304)	(3,048)
Total operating expenses	(10,014)	(5,497)	(8,048)
Loss from operations	(5,852)	(3,917)	(933)

Other income:
Interest income	—	35	125
Foreign exchange gain/(loss), net	587	36	(159)
Others, net	9	1	1
Loss before income taxes and equity in loss of an equity investee	(5,256)	(3,845)	(966)
Income tax (expense)/benefit	(100)	100	(175)
Loss before equity in loss of an equity investee	(5,356)	(3,745)	(1,141)
Equity in loss of an equity investee, net of tax	(239)	(85)	—
Net loss from continuing operations	(5,595)	(3,830)	(1,141)
Net income/(loss) from continuing operations attributable to noncontrolling interest	65	(1,387)	(1,171)
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	(5,660)	(2,443)	30
Loss from discontinued operations, net of income tax	—	—	(699)
Loss from discontinued operations attributable to noncontrolling interest	—	—	(326)
Loss from discontinued operations attributable to Vimicro International Corporation	—	—	(373)
Net loss	(5,595)	(3,830)	(1,840)

Income/(loss) attributable to noncontrolling interest	65	(1,387)	(1,497)
Loss attributable to Vimicro International Corporation	(5,660)	(2,443)	(343)

Income/(loss) per share
continuing operations
Basic	(0.05)	(0.02)	0.00
Diluted	(0.05)	(0.02)	0.00
discontinued operations
Basic	0.00	0.00	0.00
Diluted	0.00	0.00	0.00
Loss per share
Basic	(0.05)	(0.02)	0.00
Diluted	(0.05)	(0.02)	0.00

Income/(loss) per ADS
continuing operations
Basic	(0.20)	(0.08)	0.00
Diluted	(0.20)	(0.08)	0.00
discontinued operations
Basic	0.00	0.00	(0.01)
Diluted	0.00	0.00	(0.01)
Loss per ADS
Basic	(0.20)	(0.08)	(0.01)
Diluted	(0.20)	(0.08)	(0.01)

Weighted average number of ordinary shares outstanding
Basic	114,809,296	115,546,597	121,877,701
Diluted	114,809,296	115,546,597	125,502,681
Weighted average number of ADS outstanding
Basic	28,702,324	28,886,649	30,469,425
Diluted	28,702,324	28,886,649	31,375,670

Other comprehensive income/(loss):
Foreign currency translation adjustment	283	116	(175)
Comprehensive loss	(5,312)	(3,714)	(2,015)
Comprehensive income/(loss) attributable to noncontrolling interest	279	(1,344)	(1,497)
Comprehensive loss attributable to Vimicro International Corporation	(5,591)	(2,370)	(518)

Components of share-based compensation expenses are included in the following expense captions:
Research and development	(56)	(95)	(462)
Selling and marketing	(20)	(24)	(50)
General and administrative	(72)	(85)	(560)
Total	(148)	(204)	(1,072)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended June 30, 2013			Three months ended March 31, 2012			Three months ended June 30, 2012
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income/(loss) from continuing operations	(5,595)	148	(5,447)	(3,830)	204	(3,626)	(1,141)	1,072	(69)
Income/(loss) from continuing operations attributable to Vimicro International Corporation	(5,660)	148	(5,512)	(2,443)	204	(2,239)	30	1,072	1,102
Income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS	(0.20)	0.01	(0.19)	(0.08)	0.01	(0.07)	0.00	0.04	0.04

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employees.

Company Contact:	Investor Contact:
Vimicro International Corporation	CCG Investor Relations
Mr. David Tang, Chief Strategy Officer	Mr. John Harmon, CFA, Sr. Account Manager
Phone: +86 (10) 6894 8888 ext. 7526	Phone: +86 (10) 8573 1014 (Beijing)
E-mail: ir@vimicro.com	E-mail: john.harmon@ccgir.com

Ms. Serena Zhang, Investor Relations Assistant
Phone: +86 (10) 6894 8888 ext. 7552
E-mail: zhangna@vimicro.com
www.vimicro.com